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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                              MASLAND CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   574806105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             JAMES H. VANDENBERGHE
                              21557 TELEGRAPH ROAD
                           SOUTHFIELD, MICHIGAN 48034
                                 (810) 746-1500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                            JOHN L. MACCARTHY, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                   SUITE 4200
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

                                 JUNE 27, 1996
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with the statement. /X/

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

                                  SCHEDULE 13D

CUSIP No. 574806105

- ---------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Masland Corporation (as successor by merger to PA
         Acquisition Corp.)
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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)/ /
                                                               (b)/ /
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  3.  SEC USE ONLY
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  4.  SOURCE OF FUNDS
         BK, AF
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  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
- ---------------------------------------------------------------------
 NUMBER OF    7. SOLE VOTING POWER -- 13,225,424*
  SHARES     --------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER -- 0
 OWNED BY    --------------------------------------------------------
   EACH       9. SOLE DISPOSITIVE POWER -- 13,225,424*
  PERSON     --------------------------------------------------------
   WITH      10. SHARED DISPOSITIVE POWER -- 0
- ---------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
         13,225,424*
- ---------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
      CERTAIN SHARES
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 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
         97.2%
- ---------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
         CO
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

* Represents shares of common stock beneficially owned by PA Acquisition Corp. on June 27, 1996, the date of the event which requires the filing of this Statement.

                                  SCHEDULE 13D

CUSIP No. 574806105

- ---------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lear Corporation
- ---------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)/ /
                                                               (b)/ /
- ---------------------------------------------------------------------
  3.  SEC USE ONLY
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  4.  SOURCE OF FUNDS
         BK
- ---------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
- ---------------------------------------------------------------------
 NUMBER OF    7. SOLE VOTING POWER -- 13,225,424*
  SHARES     --------------------------------------------------------
BENEFICIALLY  8. SHARED VOTING POWER -- 0
 OWNED BY    --------------------------------------------------------
   EACH       9. SOLE DISPOSITIVE POWER -- 13,225,424*
  PERSON     --------------------------------------------------------
   WITH      10. SHARED DISPOSITIVE POWER -- 0
- ---------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
         May be deemed to own beneficially 13,225,424* shares
         of common stock, par value $.01 per share (and the
         associated preferred stock purchase rights)
         beneficially owned by PA Acquisition Corp., a
         former wholly-owned subsidiary of Lear Corporation.
- ---------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
      CERTAIN SHARES
- ---------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
         97.2%
- ---------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
         CO
- ---------------------------------------------------------------------

* Represents shares of common stock beneficially owned on June 27, 1996, the date of the event which requires the filing of this Statement.

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of Masland Corporation, a Delaware corporation (the "Company"), including the associated rights (together with the Common Stock, the "Shares") to purchase Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (or other securities) issued pursuant to the Rights Agreement, dated as of November 16, 1995, as amended, between the Company and Mellon Securities Trust Company, as Rights Agent. The principal executive offices of the Company are located at 50 Spring Road, Carlisle, Pennsylvania 17013.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c) and (f). This statement is being filed jointly by Lear Corporation, a Delaware corporation ("Parent"), and the Company, a wholly-owned subsidiary of Parent and successor by merger to PA Acquisition Corp., a Delaware corporation (the "Purchaser") and a former wholly-owned subsidiary of Parent. The Purchaser was merged (the "Merger") with and into the Company on July 1, 1996. Upon consummation of the Merger on July 1, 1996, all outstanding shares of capital stock of the Company were, and still are, owned by Parent.

     The Purchaser was organized to acquire the Company and did not conduct any unrelated activities since its organization through the date of the Merger.

     The Company is a major supplier of floor and acoustic systems, interior and luggage compartment trim components and other acoustical products which are designed to minimize noise and vibration for passenger cars and light trucks. The Company supplies the North American operations of Ford, Chrysler, General Motors, Honda, Isuzu, Mazda, Mitsubishi, Nissan, Subaru and Toyota, as well as the European operations of Nissan, Peugeot and SAAB.

     Parent is the largest independent supplier of automotive interior systems in the estimated $39 billion global automotive interior systems market and the tenth largest automotive supplier in the world. Parent's principal products include finished automobile and light truck seat systems, interior trim products, such as door panels, armrests and headliners, interior component products such as seat frames and seat covers and various blow molded plastic parts. Parent's present customers include 24 original equipment manufacturers, the most significant of which are General Motors, Ford, Fiat, Chrysler, Volvo, SAAB, Volkswagen, Audi and BMW. As of July 1, 1996, Parent and/or its subsidiaries, including the Company, employed approximately 40,000 people in 19 countries and operated 131 manufacturing, research, design, engineering, testing and administration facilities. Parent's Common Stock, par value $.01 per share, is traded on the New York Stock Exchange under the trading symbol "LEA". Parent's principal office is located at 21557 Telegraph Road, Southfield, Michigan 48034.

     Certain information regarding the directors and executive officers of Parent and the Company is set forth in Schedule I attached hereto which is incorporated herein by reference.

     (d) and (e). Neither Parent nor the Company, nor, to their knowledge, any of the persons listed in Schedule I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 30, 1996, Parent and the Purchaser announced a tender offer (the "Offer") pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated as of May 23, 1996 (the "Merger Agreement") by and among Parent, the Purchaser and the Company. On June 27, 1996, the Purchaser accepted for payment the 13,225,424 Shares reported on this Statement (the "Tendered Shares") pursuant to the terms and conditions of the Purchaser's Offer to Purchase dated May 30, 1996, as amended (the "Offer to

Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). On June 27, 1996, Parent borrowed $322,366,538 under Parent's $1.475 billion Credit Agreement, dated as of August 17, 1995, as amended (the "Credit Agreement"), with Chemical Bank, as Administrative Agent, and a syndicate of financial institutions. Parent then used these proceeds to make a $325,000,000 loan to the Purchaser. The Purchaser subsequently purchased 12,398,713 of the Tendered Shares at $26.00 per Share. On July 1, 1996, Parent borrowed an additional $21,494,486 under the Credit Agreement and provided the Purchaser with additional funds to deposit with Bankers Trust Company, as Depositary, for the purchase of the remaining 826,711 Tendered Shares at $26.00 per Share, which Shares were subject at the expiration of the Offer on June 26, 1996 to the "Guaranteed Delivery" procedures described in the Offer to Purchase. On July 1, 1996, the Purchaser consummated the Merger and the Company became a wholly-owned subsidiary of Parent. In connection therewith, Parent borrowed an additional $10,089,794 under the Credit Agreement to be used to fund the $26.00 per Share consideration to be paid in connection with the Merger for Shares not acquired by the Purchaser in the Offer (the "Merger Consideration").

     On June 12, 1996, Parent filed two registration statements with the Securities and Exchange Commission covering, respectively, (i) 7,500,000 shares of common stock of Parent to be issued and sold by Parent and 7,500,000 shares of common stock of Parent to be sold by certain selling stockholders and (ii) $200 million of subordinated notes due 2006 to be sold by Parent. On June 27, 1996, Parent entered into a $300 million Credit Agreement, dated as of June 27, 1996 (the "New Credit Agreement"), with Chemical Bank, as Administrative Agent, and a syndicate of financial institutions. It is currently anticipated that proceeds from the sale of the common stock and subordinated notes offerings, as well as borrowings under the New Credit Agreement, will be used to repay a portion of the indebtedness incurred to purchase the Tendered Shares and consummate the Merger.

     The information set forth in the Merger Agreement, Section 10 ("Source and Amount of Funds") the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     (a) - (j) The purpose of the Offer and the Merger was to enable Parent, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. On June 27, 1996, the Purchaser accepted for payment 13,225,424 Shares (approximately 97.2% of the outstanding Shares) pursuant to the Offer. On July 1, 1996, the remaining Shares were converted in the Merger into the right to receive the Merger Consideration, and Parent, as a result of the Merger, became the Company's sole stockholder. On July 2, 1996, the Company applied to have the Shares cease to be included for trading in the Nasdaq National Market System and to have the Common Stock deregistered under the Exchange Act.

     Pursuant to the terms of the Merger Agreement, effective upon consummation of the Merger, Kenneth L. Way, James H. Vandenberghe, Joseph F. McCarthy, Donald
J. Stebbins and Frank J. Preston, each of whom was a Director of the Purchaser immediately prior to the Merger, became Directors of the Company. The officers of the Company immediately prior to the consummation of the Merger remained officers of the Company after consummation of the Merger.

     Parent regards the acquisition of the Company as a strategic opportunity to further expand its product offerings in the global automotive interior market and to create additional growth opportunities. Parent intends to conduct a detailed review of the Company and its assets, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.

     Except as noted in this Statement, the Offer to Purchase and the Merger Agreement, Parent has no present plans that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, involving the Company or any subsidiary of the Company or any other material changes in the Company's capitalization, dividend policy, corporate structure, business or composition of its management, personnel or Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     (a) and (b). Immediately prior to the consummation of the Merger, the Purchaser directly and beneficially owned 13,225,424 Shares (which represented approximately 97.2% of the outstanding Shares). At such time the Purchaser was a wholly-owned subsidiary of Parent and therefore, Parent had the power to direct the voting of any Shares owned by the Purchaser prior to the Merger. Upon consummation of the Merger on July 1, 1996, Parent directly and beneficially owned 100% of the outstanding common stock of the Company.

     (c). Except as set forth in the Merger Agreement and the Offer to Purchase, to the best knowledge of each of Parent and the Company, none of Parent, the Purchaser or the Company, and no other person named in Schedule I hereof, has engaged in any transaction during the past 60 days in any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE COMPANY.

     In connection with the Credit Agreement, (i) Parent and Chemical Bank entered into a Pledge Agreement pursuant to which Parent pledged to Chemical Bank all of the outstanding common stock of the Purchaser and (ii) the Purchaser and Chemical Bank entered into a Pledge Agreement pursuant to which the Purchaser pledged to Chemical Bank all of the Tendered Shares. Upon consummation of the Merger, Chemical Bank had, and continues to have, a pledge of all of the outstanding common stock of the Company.

     Except as set forth in this Statement, the Merger Agreement and the Offer to Purchase, to the best knowledge of each of Parent and the Company, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Schedule I hereof, and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          1. Agreement and Plan of Merger dated as of May 23, 1996, by and among Parent, the Purchaser and the Company, filed with the Securities and Exchange Commission on May 30, 1996, as Exhibit 99.1 (c)(1) to the Tender Offer Statement on Schedule 14D-1 of Parent and the Purchaser and incorporated herein by reference.

          2. Offer to Purchase of the Purchaser, dated May 30, 1996, as filed with the Securities and Exchange Commission on May 30, 1996 as Exhibit 99.1
     (a)(1) to the Tender Offer Statement on Schedule 14D-1 of Parent and the Purchaser and incorporated herein by reference.

          3. Letter of Transmittal, filed with the Securities and Exchange Commission on May 30, 1996 as Exhibit 99.1 (a)(2) to the Tender Offer Statement on Schedule 14D-1 of Parent and the Purchaser and incorporated herein by reference.

          4. Credit Agreement, dated as of August 17, 1995, as amended, among Parent, the financial institutions party thereto, and Chemical Bank, as Administrative Agent, filed with the Securities and Exchange Commission on May 30, 1996 as Exhibit 99.1 (b)(1) to the Tender Offer Statement on
     Schedule 14D-1 of Parent and the Purchaser and incorporated herein by reference.

          5. Second Amendment and Consent dated as of May 28, 1996 to the Credit Agreement dated as of August 17, 1995, as amended, among Parent, the financial institutions party thereto and Chemical Bank, as administrative agent, filed with the Securities and Exchange Commission on June 17, 1996 as Exhibit 99.1 (b)(2) to the Tender Offer Statement on Schedule 14D-1 of Parent and the Purchaser and incorporated herein by reference.

          6. Credit Agreement dated as of June 27, 1996, among Parent, the financial institutions party thereto, and Chemical Bank, as Administrative Agent, filed with the Securities and Exchange Commission on July 2, 1996 as
     Exhibit 99.3 to Parent's Current Report on Form 8-K and incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 3, 1996                       LEAR CORPORATION

                                          By: /s/ JOSEPH F. MCCARTHY
                                            ------------------------------------
                                            Name: Joseph F. McCarthy
                                            Title: Vice President, Secretary and
                                               General Counsel

                                          MASLAND CORPORATION
                                          (as successor by merger to PA
                                          Acquisition Corp.)

                                          By: /s/ FRANK J. PRESTON
                                            ------------------------------------
                                            Name: Frank J. Preston
                                            Title: President and Chief Executive
                                                   Officer

                                   SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                       OFFICERS OF PARENT AND THE COMPANY

     The following table sets forth the name, age, business address, citizenship and principal occupation or employment at the present time and during the past five years of each director and executive officer of Parent and the Company. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48034. Directors are indicated with an asterisk.

                   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENTS, MATERIAL
                                  OCCUPATIONS, OFFICES OR EMPLOYMENTS HELD DURING PAST FIVE
             NAME                                       YEARS AND AGE
- ------------------------------   ------------------------------------------------------------
Kenneth L. Way*...............   Mr. Way was elected to and has held the position of Chairman of the Board and Chief Executive Officer of Parent since
                                 1988. Prior to this time he served as Corporate Vice
                                 President, Automotive Group for Lear Siegler, Inc. ("LSI")
                                 since October 1984. During the previous six years, Mr. Way was President of LSI's General Seating Division. Before this position, he was President of LSI's Metal Products Division in Detroit for three years. Other positions held by Mr. Way during his 30 years with LSI include Manufacturing Manager of the Metal Products Division and Manager of Production
                                 Control for the Automotive Division in Detroit. Mr. Way also serves as a director of Hayes Wheels International, Inc. Mr.
                                 Way is 56 years old.
Robert E. Rossiter*...........   Mr. Rossiter became President of Parent in 1984 and a
                                 Director and the Chief Operating Officer of Parent in 1988.
                                 He joined LSI in 1971 in the Material Control Department of the Automotive Division, then joined the Metal Products
                                 Division of LSI as Production Control Manager, and
                                 subsequently moved into sales and sales management. In 1979, he joined the General Seating Division as Vice President of
                                 Sales and worked in that position, as well as Vice President of Operations, until 1984. Mr. Rossiter is 50 years old.
James H. Vandenberghe*........   Mr. Vandenberghe is Executive Vice President, Chief
                                 Financial Officer and a Director of Parent. He was appointed
                                 Executive Vice President of Parent in 1993 and became a
                                 Director in November 1995. Mr. Vandenberghe also served as a
                                 Director of Parent from 1988 until the consummation of the merger of Lear Holdings Corporation ("Holdings") into Parent
                                 (the "Holdings Merger"). Mr. Vandenberghe previously served as Senior Vice President -- Finance, Secretary and Chief
                                 Financial Officer of Parent since 1988. He joined the
                                 Automotive Division of LSI in 1973 as a financial analyst
                                 and was promoted to positions at the Metal Products Division and the Automotive Group office, and in 1978 was named the
                                 Vice President -- Finance for the Plastics Division. In
                                 1983, Mr. Vandenberghe was appointed Vice President --
                                 Finance for the General Seating Division. Prior to 1988, Mr.
                                 Vandenberghe had been responsible for project management,
                                 United States operations, and international operations of
                                 Parent. Mr. Vandenberghe is 46 years old.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENTS, MATERIAL
                                  OCCUPATIONS, OFFICES OR EMPLOYMENTS HELD DURING PAST FIVE
             NAME                                       YEARS AND AGE
- ------------------------------   ------------------------------------------------------------
James A. Hollars..............   Mr. Hollars is Senior Vice President and President -- BMW
                                 Division of Parent. He was promoted to this position in
                                 November 1995. Previously, he served as Senior Vice
                                 President and President -- International Operations since
                                 November 1994. Prior to serving in that position, he was
                                 Senior Vice President -- International Operations of Parent
                                 since 1993. He was previously promoted to Vice President --
                                 International upon the sale of LSI's Power Equipment
                                 Division to Lucas Industries in 1988. Mr. Hollars joined
                                 LSI's Metal Products Division in 1973 as the Manufacturing
                                 Manager and later served as Vice President -- Manufacturing for its No-Sag Spring Division. In 1979, he was named
                                 President of the Foam Products Division and was subsequently promoted to President at the Anchorlok Division in 1985 and the Power Equipment Division in 1986. Mr. Hollars is 51
                                 years old.
Roger Alan Jackson............   Mr. Jackson was elected as Senior Vice President -- Human
                                 Resources and Corporate Relations of Parent in October 1995.
                                 Previously he served as Vice President -- Human Resources
                                 for Allen Bradley, a wholly-owned subsidiary of Rockwell
                                 International. Mr. Jackson was employed by Rockwell
                                 International or its subsidiaries from December 1977 to
                                 September 1995. Mr. Jackson is 50 years old.
Robert Lawrie.................   Mr. Lawrie was elected Senior Vice President -- Global
                                 Mergers, Acquisitions and Strategic Alliances in June 1996.
                                 Prior to joining Parent, Mr. Lawrie served as Vice President and Special Counsel to the Chairman of Magna International,
                                 Inc. since July 1992. Prior to his tenure with Magna
                                 International, Inc., Mr. Lawrie held positions as an
                                 International Consultant to Consolidated Hydro Inc. in 1992
                                 and as Senior Vice President, General Counsel and Secretary
                                 of Abitibi-Price Inc., an international paper manufacturer, from January 1991 to July 1992. From 1988 to 1991, Mr.
                                 Lawrie was the managing partner of the Los Angeles office of
                                 Broad Schulz Larson & Wineberg, a law firm. Mr. Lawrie is 51 years old.
Frank J. Preston..............   Dr. Preston was elected Senior Vice President and President
                                 -- Masland Division of Parent effective as of June 27, 1996.
                                 Prior thereto, he served as President of the Company since
                                 January 1995 and Chief Executive Officer of the Company
                                 since January 1996. During 1995, Dr. Preston also served as
                                 Chief Operating Officer of the Company. Prior to joining the
                                 Company, Dr. Preston held various positions with Textron,
                                 most recently President of Textron Automotive Interiors. Dr.
                                 Preston is 53 years old.
Frederick F. Sommer...........   Mr. Sommer was elected Senior Vice President and President
                                 -- Automotive Industries Division of Parent in August 1995.
                                 Previously he served as President of Automotive Industries
                                 Holding, Inc. ("AIH") since November 1991 and Chief
                                 Executive Officer of AIH. Mr. Sommer also served as
                                 Executive Vice President of AIH from October 1990 until
                                 November 1991. Prior thereto, he served as Vice President --
                                 Manufacturing and Purchasing of the U.S. subsidiary of
                                 Nissan from January 1987 to October 1990. Mr. Sommer is 52 years old.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENTS, MATERIAL
                                  OCCUPATIONS, OFFICES OR EMPLOYMENTS HELD DURING PAST FIVE
             NAME                                       YEARS AND AGE
- ------------------------------   ------------------------------------------------------------
Gerald G. Harris..............   Mr. Harris is Vice President and President -- GM Division of
                                 Parent. He was promoted to this position in November 1994.
                                 Prior to serving in this position, he was Vice President and
                                 General Manager -- GM Operations since March 1994.
                                 Previously, Mr. Harris served as Director -- Ford Business
                                 Unit from March 1992 to March 1994, Director of Sales from
                                 August 1990 to March 1992 and Sales Manager from January
                                 1989 to August 1990. Mr. Harris has held a variety of
                                 managerial positions with Parent and LSI since 1962. Mr.
                                 Harris is 62 years old.
Terrance E. O'Rourke..........   Mr. O'Rourke is Vice President and President -- Ford
                                 Division of Parent. He was promoted to this position in
                                 November 1995. Previously he served as Vice President and
                                 President -- Chrysler Division since November 1994. Prior to serving in this position, he was Director -- Strategic
                                 Planning since October 1994. Prior to joining Parent, Mr.
                                 O'Rourke was employed by Ford Motor Company as Supply
                                 Manager -- Climate Control Department from 1992 and
                                 Procurement Operations Manager from 1988. Mr. O'Rourke is 49 years old.
Joseph F. McCarthy............   Mr. McCarthy was elected Vice President, Secretary and
                                 General Counsel of Parent in April 1994. Prior to joining
                                 Parent, Mr. McCarthy served as Vice President -- Legal and
                                 Secretary for both Hayes Wheels International, Inc. and
                                 Kelsey-Hayes Company. Prior to joining Hayes Wheels
                                 International, Inc. and Kelsey-Hayes Company, Mr. McCarthy
                                 was a partner in the law firm of Kreckman & McCarthy from
                                 1973 to 1983. Mr. McCarthy is 52 years old.
Donald J. Stebbins............   Mr. Stebbins is Vice President, Treasurer and Assistant
                                 Secretary of Parent. He joined Parent in June 1992 from
                                 Bankers Trust Company, New York, where he was Vice President for four years. Prior to his tenure at Bankers Trust
                                 Company, Mr. Stebbins held positions at Citibank, N.A. and
                                 The First National Bank of Chicago. Mr. Stebbins is 38 years old.
Gian Andrea Botta*............   Mr. Botta became a Director of Parent on December 31, 1993 upon consummation of the Holdings Merger. Prior to the
                                 Holdings Merger, Mr. Botta was a Director of Holdings since
                                 1993. Mr. Botta has been President of EXOR America Inc., an affiliate of FIMA Finance Management Inc. ("FIMA"), since
                                 February 1994 and previously was President of IFINT-USA
                                 Inc., an affiliate of FIMA, since 1993 and was Vice
                                 President of Acquisitions of IFINT-USA Inc. for more than
                                 five years prior thereto. Mr. Botta also serves as a
                                 director of ICF Kaiser International, Inc., Constitution Re
                                 Inc. and Western Industries Inc., and as a trustee of
                                 Corporate Property Investors. Mr. Botta is 43 years old and is a citizen of the Republic of Italy.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENTS, MATERIAL
                                  OCCUPATIONS, OFFICES OR EMPLOYMENTS HELD DURING PAST FIVE
             NAME                                       YEARS AND AGE
- ------------------------------   ------------------------------------------------------------
Larry W. McCurdy*.............   Mr. McCurdy became a Director of Parent in 1988. Mr. McCurdy was named Executive Vice President, Operations of Cooper
                                 Industries in April 1994. Prior to this time, Mr. McCurdy
                                 was the President and Chief Executive Officer of Moog
                                 Automotive, Inc. since November 1985, and prior thereto
                                 President and Chief Operating Officer of Echlin, Inc.
                                 ("Echlin"), since August 1983, after serving as Vice
                                 President of Finance from February 1983. Prior to joining
                                 Echlin, he served in various managerial positions with
                                 Tenneco, Inc. He was formerly Chairman of the Board of
                                 Directors of the Motor and Equipment Manufacturing
                                 Association (MEMA). Mr. McCurdy also serves as a director of
                                 Mohawk Industries, Inc., Breed Technologies, Inc. and as a
                                 trustee of Millikin University. Mr. McCurdy is 60 years old.
Robert W. Shower*.............   Mr. Shower became a Director of Parent on December 31, 1993 upon consummation of the Holdings Merger. From November 1991 until the Holdings Merger, Mr. Shower was a Director of
                                 Holdings. Mr. Shower was appointed Senior Vice President and
                                 Chief Financial Officer of Seagull Energy Corporation in
                                 March 1992, elected a director in May 1992 and named
                                 Executive Vice President in 1994. Prior thereto, he served as Senior Vice President of Finance and Chief Financial
                                 Officer at AmeriServ in 1990 and 1991 and as a Managing
                                 Director of Corporate Finance with Lehman Brothers Inc. from
                                 1986 to 1990. From 1964 to 1986, Mr. Shower served in a
                                 variety of financial executive positions with The Williams
                                 Companies, where he was a member of the Board of Directors and Executive Vice President of Finance and Administration
                                 from 1977 to 1986. Mr. Shower also serves as a director of
                                 Highlands Insurance Group, Inc. Mr. Shower is 58 years old.
David P. Spalding*............   Mr. Spalding became a Director of Parent in September 1991.
                                 Mr. Spalding left Lehman Brothers Inc. to become Vice
                                 Chairman of The Cypress Group L.L.C. in 1994. Prior to this time, he was a Managing Director of Lehman Brothers Inc.
                                 from February 1991. Previously, he held the position of
                                 Senior Vice President of Lehman Brothers Inc. from September
                                 1988 to February 1991. From April 1987 to September 1988, he
                                 was Senior Vice President of General Electric Capital
                                 Corporation Corporate Finance Group, Inc. Prior to 1987 he
                                 was a Vice President of The First National Bank of Chicago.
                                 Mr. Spalding is also a director of Parisian, Inc. Mr.
                                 Spalding is 42 years old.
James A. Stern*...............   Mr. Stern became a Director of Parent on December 31, 1993 upon consummation of the Holdings Merger. From September
                                 1991 until the Holdings Merger, Mr. Stern was a Director of
                                 Holdings. Mr. Stem left Lehman Brothers Inc. to become
                                 Chairman of The Cypress Group L.L.C. in 1994. Prior to this time, he was a Managing Director of Lehman Brothers Inc. for more than five years. He is also a director of K&F
                                 Industries Inc., Infinity Broadcasting Corporation, R.P.
                                 Scherer Corporation and Noel Group, Inc. Mr. Stern is 45
                                 years old.
Alan H. Washkowitz*...........   Mr. Washkowitz became a Director of Parent in 1994. Mr.
                                 Washkowitz has been a Managing Director of Lehman Brothers
                                 Inc. or its predecessors since 1978. Mr. Washkowitz also
                                 serves as a director of K & F Industries, Inc., Illinois
                                 Central Corporation and McBrides, Ltd. Mr. Washkowitz is 55
                                 years old.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENTS, MATERIAL
                              OCCUPATIONS, OFFICES OR EMPLOYMENTS HELD DURING PAST FIVE YEARS
           NAME                                          AND AGE.
- --------------------------   -----------------------------------------------------------------
Kenneth L. Way*...........   Mr. Way has been a Director of the Company since July 1, 1996.
                             Mr. Way was elected to and has held the position of Chairman of the Board and Chief Executive Officer of Parent since 1988. Prior to this time he served as Corporate Vice President, Automotive
                             Group for LSI since October 1984. During the previous six years,
                             Mr. Way was President of LSI's General Seating Division. Before
                             this position, he was President of LSI's Metal Products Division in Detroit for three years. Other positions held by Mr. Way during his 30 years with LSI include Manufacturing Manager of the
                             Metal Products Division and Manager of Production Control for the
                             Automotive Division in Detroit. Mr. way also serves as a director of Hayes Wheels International, Inc. Mr. Way is 56 years old.
James H. Vandenberghe*....   Mr. Vandenberghe has been a Director of the Company since July 1,
                             1996. Mr. Vandenberghe is Executive Vice President Chief
                             Financial Officer and a Director of Parent. He was appointed
                             Executive Vice President of Parent in 1993 and became a Director in November 1995. Mr. Vandenberghe also served as a Director of
                             Parent from 1988 until the Holdings Merger. Mr. Vandenberghe previously served as Senior Vice President -- Finance, Secretary and Chief Financial Officer of Parent since 1988. He joined the
                             Automotive Division of LSI in 1973 as a financial analyst and was promoted to positions at the Metal Products Division and the
                             Automotive Group office, and in 1978 was named the Vice President
                             -- Finance for the Plastics Division. In 1983, Mr. Vandenberghe
                             was appointed Vice President -- Finance for the General Seating
                             Division. Prior to 1988, Mr. Vandenberghe had been responsible for project management, United States operations, and
                             international operations of Parent. Mr. Vandenberghe is 46 years old.
Joseph F. McCarthy*.......   Mr. McCarthy has been a Director of the Company since July 1,
                             1996. Mr. McCarthy was elected Vice President, Secretary and
                             General Counsel of Parent in April 1994. Prior to joining Parent,
                             Mr. McCarthy served as Vice President -- Legal and Secretary for both Hayes Wheels International, Inc. and Kelsey-Hayes Company.
                             Prior to joining Hayes Wheels International, Inc. and
                             Kelsey-Hayes Company, Mr. McCarthy was a partner in the law firm of Kreckman & McCarthy from 1973 to 1983. Mr. McCarthy is 52 years old.
Donald J. Stebbins*.......   Mr. Stebbins has been a Director of the Company since July 1,
                             1996. Mr. Stebbins is Vice President, Treasurer and Assistant
                             Secretary of Parent. He joined Parent in June 1992 from Bankers
                             Trust Company, New York, where he was Vice President for four years. Prior to his tenure at Bankers Trust Company, Mr. Stebbins held positions at Citibank, N.A. and The First National Bank of
                             Chicago. Mr. Stebbins is 38 years old.
Frank J. Preston*.........   Dr. Preston served as President of the Company since January 1995 and Chief Executive Officer of the Company since January 1996.
                             During 1995, Dr. Preston also served as Chief Operating Officer of the Company. Prior to joining the Company, Dr. Preston held various positions with Textron, most recently President of
                             Textron Automotive Interiors. Dr. Preston is 53 years old.

                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENTS, MATERIAL
                              OCCUPATIONS, OFFICES OR EMPLOYMENTS HELD DURING PAST FIVE YEARS
           NAME                                          AND AGE.
- --------------------------   -----------------------------------------------------------------
Daniel R. Perkins.........   Chief Financial Officer, Treasurer and Secretary, age 49, joined the Company in April 1992. Prior thereto, Mr. Perkins served as
                             Vice President and Treasurer of ESCO Electronics, a defense electronics manufacturer, from 1990 until 1992.
Larry W. Owen.............   Vice President and General Manager -- Fabrics, age 51, joined the
                             Company in 1989. Prior thereto, Mr. Owen served for a number of years in various positions with Fieldcrest Cannon, including as
                             President of its Karastan Division.
Darrell F. Sallee.........   Vice President of the Company and President of Amtex, age 57,
                             joined the Company in 1990. Prior thereto, Mr. Sallee served for
                             28 years with Sheller-Globe Corporation and its successor in interest, United Technologies, most recently as Vice President and General Manager of the Insulation and Acoustic Division.
James D. Allgyer..........   Controller and Chief Accounting Officer, age 50, joined the
                             Company in 1978. Prior thereto, Mr. Allgyer was with Avtex
                             Fibers, most recently as its Financial Manager.

                                 EXHIBIT INDEX

EXHIBIT
- -------
 1.        Agreement and Plan of Merger dated as of May 23, 1996, by and among Parent, the
           Purchaser and the Company, filed with the Securities and Exchange Commission on May
           30, 1996, as Exhibit 99.1 (c)(1) to the Tender Offer Statement on Schedule 14D-1 of
           Parent and the Purchaser and incorporated herein by reference.
 2.        Offer to Purchase of the Purchaser, dated May 30, 1996, as filed with the Securities and Exchange Commission on May 30, 1996 as Exhibit 99.1 (a)(1) to the Tender Offer
           Statement on Schedule 14D-1 of Parent and the Purchaser and incorporated herein by reference.
 3.        Letter of Transmittal, filed with the Securities and Exchange Commission on May 30,
           1996 as Exhibit 99.1 (a)(2) to the Tender Offer Statement on Schedule 14D-1 of
           Parent and the Purchaser and incorporated herein by reference.
 4.        Credit Agreement, dated as of August 17, 1995, as amended, among Parent, the financial institutions party thereto, and Chemical Bank, as administrative agent, filed with the Securities and Exchange Commission on May 30, 1996 as Exhibit 99.1
           (b)(1) to the Tender Offer Statement on Schedule 14D-1 of Parent and the Purchaser
           and incorporated herein by reference.
 5.        Second Amendment and Consent dated as of May 28, 1996 to the Credit Agreement dated as of August 17, 1995, as amended, among Parent, the financial institutions party thereto and Chemical Bank, as administrative agent, filed with the Securities and
           Exchange Commission on June 17, 1996 as Exhibit 99.1 (b)(2) to the Tender Offer
           Statement on Schedule 14D-1 of Parent and the Purchaser and incorporated herein by reference.
 6.        Credit Agreement dated as of June 27, 1996, among Parent, the financial institutions party thereto, and Chemical Bank, as administrative agent, filed with the Securities and Exchange Commission on July 2, 1996 as Exhibit 99.3 to Parent's Current Report
           on Form 8-K and incorporated herein by reference.